# The Sumitomo Trust & Banking Co., Ltd.

**NEW YORK BRANCH**
**527 MADISON AVENUE, NEW YORK, N.Y. 10022**
**TELEPHONE (212) 326-0600**





November 28, 2005

Office of International Corporate Finan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.



The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

---

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:



**<u>Notice Regarding Information Meeting on Financial Results for 1 HFY2005 November 28, 2005</u>**

**<u>Notice Regarding Additional explanatory material 1st Half Fiscal Year 2005 ended on September 30, 2005</u>**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 11/30

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Tsukasa Tanigawa
Title: Joint General Manager

SUMITOMO TRUST 住友信託銀行



# Sumitomo Trust & Banking Co., Ltd.


Treasury and
Financial Products
Fiduciary Services
Real Estate
Wholesale
Financial Services
Retail Financial Services

## Information Meeting
## on
## Financial Results for 1HFY2005

**November 28, 2005**

# Meeting agenda

- Management policy
- Management priorities and Growth strategy
- 1HFY2005 financial results
- Division performance
- Strategic investment
- Forecast for FY2005 and Mid term target through FY2008

# Management policy

**Achieve sustainable growth as an independent financial institution with ideal business mix**

**"The top quality trust bank" with banking, trust and real estate business**

- For shareholders → Putting the highest priority on maximizing shareholders' value with high capital efficiency
- For clients → Pursuing customer satisfaction as strategic partner with strong commitment to trust business
- For society → Providing necessary infrastructure to support paradigm shifts in Japanese economy

▶ Paradigm shifts in Japanese economy

①Movement from savings to investment

②Progression of aging society and the structural reconstruction of pension market

③Expansion of securitization markets

# Management priorities

| Management priorities | Strategies |
|---|---|
| Continuing growth taking advantage of wind-wing situation | ▶ Retail business<br>▶ Real estate business<br>→ Prioritized allocation of resources |
| Enhance client & business franchise | ▶ Enhance client franchise through alliance, merger and acquisitions<br>▶ Extend into new business areas to strengthen trust and real estate business capabilities |
| Efficient capital allocation | ▶ Maintain deposit/loan balance growth to enhance franchise for cross-selling<br>▶ Increase investment activities utilizing improved risk-taking capabilities<br>▶ Optimize capital structure and bolster profit sharing with shareholders |

# Growth strategy

**Highest quality of financial fundamentals**

- **Enhance franchise through alliance, merger and acquisitions**
- Prioritized allocation of resources to high-growth and lucrative areas
  - Distinctive retail financial services leveraging trust functions
  - Investment banking business leveraging trust functions
  - **Integrated real estate business model**
  - Global expansion of trust business
- Increase financial leverage (Total assets/capital)

**Recent major developments**

Consolidation of Sumishin Matsushita Financial Services

Alliance with SBI group
(Joint establishment of new Internet-based bank)

**Acquisition of First Credit**

**The top quality trust bank**

Quality of profit = High fee revenue ratio/Sustainable growth of bottom line/High ROE
Quality of asset = Low non-performing loan ratio/High RAROA/Highly diversified investment
Quality of capital = Low rate of dependence on deferred tax assets/No public fund, no potential dilution
Quality of customer franchise = High loyalty/Depth of customer relations

# Financial results for 1HFY2005

SUMITOMO TRUST 住友信託銀行

# 1HFY2005 financial results (2005/4 – 2005/9)

| <Consolidated><br>(in billions of Yen) | 1HFY2005<br>(A) | Forecast announced in 2005/5<br>(B) | Change<br>(A)-(B) | 1HFY2004<br>(C) | Change<br>(A)-(C) |
|---|---|---|---|---|---|
| Net business profit before credit costs | 101.1 | - | - | 65.9 | 35.2 |
| Net operating income | 87.9 | 65.0 | 22.9 | 64.3 | 23.5 |
| Extraordinary income | 3.8 | - | - | 16.4 | -12.5 |
| Net income | 53.7 | 37.0 | 16.7 | 48.7 | 4.9 |
| Consolidated EPS (fully diluted) | 32.2yen | - | - | 29.3yen | +3.0yen |
| Total risk adjusted assets (in trillions yen) | 13.6 | - | - | 11.3 | +2.3 |
| Tier 1 ratio | 6.8% | - | - | 7.4% | -0.6 points |

| <Non-consolidated><br>(in billions of Yen) | 1HFY2005<br>(A) | Forecast announced in 2005/5<br>(B) | Change<br>(A)-(B) | 1HFY2004<br>(C) | Change<br>(A)-(C) |
|---|---|---|---|---|---|
| Net business profit before credit costs | 88.0 | 70.0 | 18.0 | 61.4 | 26.5 |
| General and administrative expenses | 60.2 | - | - | 56.5 | 3.6 |
| Personnel expenses | 23.5 | - | - | 22.2 | 1.3 |
| Non-personnel expenses | 33.4 | - | - | 30.9 | 2.5 |
| Credit costs | 3.4 | 10.0 | -6.6 | -13.1 | 16.6 |
| Net gains on stocks | 6.8 | -5.0 (Net gains on stocks and Other non-recurring profit combined) | 1.2 (Net gains on stocks and Other non-recurring profit combined) | 7.8 | -0.9 |
| Other non-recurring profit※ | -10.6 | | | -6.6 | -4.0 |
| Net operating income | 76.9 | 55.0 | 21.9 | 58.8 | 18.0 |
| Extraordinary income | 4.5 | - | - | 16.6 | -12.1 |
| Net income | 49.7 | 33.0 | 16.7 | 46.3 | 3.4 |

* Main items include Net gains on stock related derivatives (-4.8 bn. yen) and Amortizations of net actuarial losses/prior service cost. (2.7 bn. yen)

SUMITOMO TRUST 住友信託銀行

# Breakdown of profit by business group

| (in billions of Yen) | Non-consolidated: Gross business profit before credit costs 1HFY2005 (A) | Change from forecast as of May 2005 | 1HFY2004 (B) | Change (A) - (B) | Non-consolidated: Net business profit before credit costs 1HFY2005 | 1HFY2004 | Change | Consolidated: Net business profit before credit costs 1HFY2005 | 1HFY2004 | Change |
|---|---|---|---|---|---|---|---|---|---|---|
| Wholesale financial services | 45.1 | 1.0 | 42.4 | 2.6 | 34.4 | 32.0 | 2.4 | 43.7 | 34.1 | 9.6 |
| Stock transfer agency services | 3.0 | -0.0 | 2.9 | 0.2 | 2.0 | 1.6 | 0.5 | 4.0 | 2.9 | 1.1 |
| Retail financial services | 34.8 | 1.6 | 30.7 | 4.0 | 7.1 | 5.6 | 1.6 | 8.3 | 6.3 | 2.0 |
| Treasury and financial products | 37.9 | 14.0 | 14.7 | 23.2 | 33.4 | 10.3 | 23.1 | 33.4 | 10.3 | 23.1 |
| Fiduciary services | 15.2 | -0.1 | 15.6 | -0.5 | 8.4 | 8.2 | 0.2 | 9.9 | 9.4 | 0.4 |
| Pension asset management | 11.9 | -0.3 | 12.9 | -0.9 | 5.9 | 6.3 | -0.4 | 6.2 | 6.7 | -0.5 |
| Securities processing services | 3.3 | 0.3 | 2.8 | 0.5 | 2.4 | 1.9 | 0.5 | 3.6 | 2.7 | 0.9 |
| Real estate | 12.3 | 3.3 | 10.3 | 2.0 | 8.4 | 6.6 | 1.8 | 9.1 | 6.8 | 2.3 |
| Others (*) | 3.0 | -1.3 | 4.2 | -1.1 | -3.7 | -1.2 | -2.5 | -3.2 | -1.0 | -2.2 |
| Total | 148.2 | 18.4 | 118.0 | 30.2 | 88.0 | 61.4 | 26.5 | 101.1 | 65.9 | 35.2 |

* Changed managerial accounting grouping. Net of dividend income, cost of capital sourcing and head office expense is included.

| Net fees and commissions (Consolidated, Banking a/c) | 1HFY2005 | 1HFY2004 | Change | % Change |
|---|---|---|---|---|
| Net fees and commissions (Consolidated) | 40.6 | 29.3 | 11.4 | 39% |
| Domestic net fees and commissions | 38.6 | 27.0 | 11.5 | |
| Wholesale financial services | 10.0 | 7.6 | 2.5 | 33% |
| Retail financial services | 11.1 | 5.6 | 5.5 | 97% |
| Stock transfer agency services | 10.0 | 8.8 | 1.2 | 13% |
| Real estate | 14.2 | 10.8 | 3.4 | 31% |
| Fees paid to JTSB | -5.2 | -5.8 | 0.6 | |
| International net fees and commissions | 2.1 | 2.2 | -0.1 | |

**Net fees and commissions**

- Syndicated loan, Non recourse loan
- Individual annuity, Mutual fund
- Stock transfer agency services
- Real estate brokerage, Real estate administration
- Outsourcing fee (paid), Brokerage fee (paid)

**Other trust fees**

- Corporate pension, public pension, pension tokkin
- Securities processing services (Tokkin, Mutual fund, Security trust)
- Asset securitization, real estate securitization, land trust

SUMITOMO TRUST 住友信託銀行

# Division performance

# Retail financial services

**▶ Volume of plan for depositary assets**

(in trillions of Yen)



12
10
8
6
4
2
0
8.3
8.4
8.6
8.8
10.0
0.5
0.6
0.8
1.0
2.1
2.0
1.8
1.7
1.5
1.0
3.5
3.7
4.0
4.5
5.2
1.6
1.6
1.4
1.0
1.1
0.6
0.6
0.7
0.7
0.7
2004/3
2004/9
2005/3
2005/9
2009/3 (Plan)
Mutual funds, individual annuity
Loan trust, money trust
Time deposits (Fixed interest)
Time deposits (Variable interest)
Ordinary deposits


**▶ Fee revenue of mutual fund and individual annuity**

(in billions of Yen)



12
11
10
9
8
7
6
5
4
3
2
1
0
Individual annuity + Mutual fund
2.9
4.6
5.3
7.8
11.3
2003/9
2004/3
2004/9
2005/3
2005/9


- ▶ Balance the volume of deposits and sales of mutual fund and individual annuity
- ▶ New type time deposits "Good select" increased rapidly (launched in April 2004, 1.7 trillion yen as of Sept. 2005)
- ▶ Decide to discontinue sales of Loan Trust

→ Cover by time deposit, mutual fund and individual annuity

**▶ Balance of loans to individuals**

(in trillions of Yen)

| 2004/9 | 2005/3 | 2005/9 | 2009/3(Plan) |
|---|---|---|---|
| 1.36 | 1.51 | 1.64 | 2.24 |

SUMITOMO TRUST 住友信託銀行

# Growth of real estate business

► Grow beyond record-high revenue



(in billions of Yen)
(in trillions of Yen)
Sumishin Realty's real estate related fee (left)
=residential and small to medium size commercial properties brokerage
Sumitomo Trust's real estate related fee (left)
=commercial properties brokerage and real estate securitization arrangement
Cumulative real estate securitization market (right)
40
35
30
25
20
15
10
5
0
21
18
15
12
9
6
3
0
20.2
12.7
8.7
6.2
3.4
1.5
0.4
0.1
Plan for 2HFY2005
92/3
93/3
94/3
95/3
96/3
97/3
98/3
99/3
00/3
01/3
02/3
03/3
04/3
05/3
05/9


SUMITOMO TRUST 住友信託銀行

* Source: Ministry of Land, Infrastructure and Transport

* Revenue from real estate non-recourse loans is not included.

# Loan portfolio

**▶ Change in balance of loan portfolio (Non-consolidated)**



Large corporation
Small and medium size corporation + Large corporation
Small and medium size corporation
Individual
Market-based loan
Entrusted assets for securitization (excluding real estate)
(in trillions of Yen)
14
12
10
8
6
4
2
0
10.9
1.9
1.3
2.5
5.2
4.0
10.8
2.2
1.4
2.0
5.2
4.1
11.3
2.9
1.5
1.9
5.0
5.1
12.4
3.4
1.6
2.1
5.3
5.5
13.4
4.1
2.2
7.1
7.6
2004/3
2004/9
2005/3
2005/9
2009/3 (Plan)


**▶ Fee revenue of market-based loans***



(in billions of Yen)
5
4
3
2
1
0
3.0
3.4
3.5
4.2
4.1
2003/9
2004/3
2004/9
2005/3
2005/9


* Non recourse loan/project finance,and Syndicate loan

## Amount of market-based loans

| (in billions of Yen) | 2004/3 | 2004/9 | 2005/3 | 2005/9 |
|---|---|---|---|---|
| Non recourse loan/ Project finance | 510.2 | 575.8 | 766.1 | 879.0 |
| Syndicate loan/ Loan purchase in secondary mkt, ABS | 760.4 | 901.3 | 1,188.1 | 1,536.1 |
| Overseas branches | 629.5 | 758.3 | 896.1 | 993.8 |
| Total | 1,900.1 | 2,235.4 | 2,850.3 | 3,408.9 |

SUMITOMO TRUST 住友信託銀行

# Fiduciary business (Change in volume of entrusted assets)

► **Volume of entrusted assets (ending balance)**



(in trillions of Yen)
Public pension
Pension tokkin
Security trust, etc
Pension trust
Tokkin
Mutual fund
60
50
40
30
20
10
0
46.0
46.6
43.9
44.9
49.4
8.7
12.6
3.7
4.8
5.3
10.9
16.4
8.5
13.3
3.1
5.1
6.6
10.0
16.9
9.0
13.2
2.7
3.1
6.1
9.9
16.3
9.4
14.0
2.5
3.2
5.3
10.5
16.8
10.7
16.0
2.5
3.5
5.8
10.9
18.0
2003/3
2004/3
2004/9
2005/3
2005/9


► Cost basis: mutual fund, tokkin and public pension

► Mark-to-market basis: security trust, pension tokkin and pension trust

► The balance of asset under management is total of pension trust, public pension, investment trust managed by STB Asset Management, etc.

SUMITOMO TRUST 住友信託銀行

► **Volume of Japan Trustee Services Bank**



(in trillions of Yen)
Transfer of Mitsui Asset TB's asset
140
120
100
80
60
40
20
0
86
114
115
119
131
2003/3
2004/3
2004/9
2005/3
2005/9


► Specific reasons for decline in FY2004
- Pension tokkin
  - A few large clients changed the contract to JTSB directly.
- Pension trust
  - "Daiko henjyo"
  - A few large clients changed the contract from trust agreement to investment advisory agreement.

► Major reasons for increase in 1HFY2005
- Public pension
  - Fund increased from some large "mutual aids associations"
- Pension trust
  - Share-in and share-up from some large pension funds

# Fiduciary business (Strategies)

### ▶ Pension and asset management

- Enhance franchise by superior consulting expertise in planning and investment as well as offering multi-products

▶ Ratio of active investment (Corporate Pension)

▶ Volume of entrusted asset in alternative investment



(in billions of Yen)
volume of entrusted asset in alternative investment
Ratio of active investment
144.8
380.0
491.5
568.3
608.7
45.3%
42.3%
47.5%
52.8%
58.1%
2003/3
2004/3
2004/9
2005/3
2005/9


▶ Volume of investment trust managed by STB Asset Management



(in billions of Yen)
147.0
284.5
346.3
449.3
627.8
2003/3
2004/3
2004/9
2005/3
2005/9


### ▶ Securities processing services

- Focus on growing areas such as investment trust, global custody and securities lending business

▶ Volume of equity investment trust



(in trillions of Yen)
5.0
5.1
6.0
6.5
7.7
2003/3
2004/3
2004/9
2005/3
2005/9


▶ Volume of Global Custody (Sumitomo Trust USA)



(in billions of dollar)
94
109
111
112
121
2003/3
2004/3
2004/9
2005/3
2005/9


SUMITOMO TRUST 住友信託銀行

# Strategic investment

SUMITOMO TRUST 住友信託銀行

# Overview of major strategic investments

## ▶ Consolidation of Sumishin Matsushita Financial Services (April 2005)

| Main business | Investment amt. / %ownership | Total assets | Expected income level | Amortization of goodwill | ROI (see note) |
|---|---|---|---|---|---|
| Lease<br>Cards | ¥53.4bn.<br>66% | ¥496.1bn.<br>2005/3 | ¥4.1bn.<br>Net income<br>2005/3 | ¥2.0bn. per annum for 5years | 9.1%<br>Under assumption of 6.0%Tier1 ratio |

## ▶ Acquisition of First Credit (November 2005-Plan)

| Main business | Investment amt. / %ownership | Target loan balance | Expected income level | Amortization of goodwill (estimation) | ROI (see note) |
|---|---|---|---|---|---|
| Real estate secured loan | ¥130bn.<br>100% | ¥200bn.<br>2010/3 | ¥9.0bn.<br>Net income<br>2010/3 target | ¥5.0bn. per annum for 20years | 8.0%<br>Under assumption of 6.0%Tier1 ratio |

## ▶ Alliance with SBI group (Joint establishment of new Internet-based bank : 1HFY2007-Plan) *

| Main business | Investment amt. / %ownership | Target number of accounts | Expected income level |
|---|---|---|---|
| Deposit and mutual fund<br>SME loan<br>Domestic & foreign exchange | ¥10bn.<br>50% | 800,000<br>7th FY | ¥10.0bn.<br>Net business profit<br>7th FY |

* In addition, cross-shareholding with SBI group for 10 billion yen is planned.

Note) calculated using following formula (%ownership)

Expected income level /

(Asset balance x 6.0%＋Initial goodwill)

SUMITOMO TRUST 住友信託銀行

# Consolidation of Sumishin Matsushita Financial Services

- Acquire direct sales channel to Matsushita group companies and customer franchise
- Growth by enhancing product line-ups, customer franchise and sizable assets



Growth by changing to "comprehensive financial services company" with
- wide variety of finance products
- customer franchise beyond Matsushita group
- sizable assets
SMFC
Five core business fields
Lease
Installment finance
Credit card
Loan
Trust products
Financial supports to local retail stores specialized in Matsushita's products
Financial supports for equipment investment of Matsushita group companies
Financial support for life planning of Matsushita group's employees
Financial supports for sales promotion activities of Matsushita group companies
Users of Matsushita's products
2 million individuals
Local retail stores
Matsushita group
86,000 employees
Independent dealers
Users of Matsushita's products
500,000 companies
Sales chain of Matsushita group


SUMITOMO TRUST 住友信託銀行

## Acquisition of First Credit (Integrated real estate business model)

- Acquire real estate secured loan function for small companies and small business owners ➡ Increase interest income
- Acquire real estate brokerage franchise and business know-how for small companies and small business owners ➡ Increase fee income



Real estate related business
Brokerage
Lending
Securitization
Prop. investment Investment advisory
Custody Appraisal
Client segmentation (Real estate owners)
Large company
Medium company
Small Company
Private Company Owner
Individual
firstCREDIT
firstCREDIT
Sumishin Realty Co., Ltd
Sumishin Realty Co., Ltd
SUMITOMO TRUST 住友信託銀行
+
Sumishin Realty Co., Ltd


⇨ Enhance coverage of customer franchise and business opportunities on real estate transactions to take full advantage of paradigm shift in real estate market.

# Acquisition of First Credit (Niche Market)

▶ Aim high growth and profitability by unique SME lending strategy of Businext and First Credit



30%
20%
10%
Investment Law 29.2%
Investment Law 29.2%
Interest Limitation Law 15-18%
Commerce and industry loan/Small business loan
Consumer credit/ cashing
Consumer finance
BUSINEXT
Consumer finance (Bank's subsidiary)
Non bank
Bank's card loan
Credit union
Regional bank
Major regional bank
Major bank
Commerce and industry loan/Small business loan
Consumer finance
firstCREDIT
- (1)first mortgage and (2)70% or less Loan to Value
- Achieve low credit cost through business acumens on managing and collecting the collateralized real estate
Non bank
Credit union
Regional bank
Major regional bank
Loan type
Borrower
Size of sales (in billion yen)
Large company
Over 1
Unsecured loans
Medium to small company
0.5 to 1
Small to micro size company
0.1 to 0.5
Sole proprietorship
Less than 0.1
Individual (Non-mortgage)
-
Real estate secured loans
Medium to small company
0.5 to 1
Small to micro size company
0.1 to 0.5
Sole proprietorship
Less than 0.1
Individual (Non-mortgage)
-
Small business/Consumer finance
Credit scoring based on
debtors' information is the key
Expertize in evaluating real estate collateral is the key
Analysis of financial statement
+Real estate collateral

# Business and capital alliance with SBI group (Objective of alliance)

- Aim to offer integrated financial services of banking, securities brokerage and trust on Internet
- Consider business alliances, such as real estate related business, with Sumitomo Trust group and SBI group



Sumitomo Trust Group
Services to listed companies and listing candidates
SBI Group
SUMITOMO TRUST 住友信託銀行
Bank management know-how
Trust and real estate related function
Various products
Customer franchise
Internet system
Internet business know-how
Various products
SBI Holdings
Innovative bank serving customers' various needs
Subsidiaries
Investment products for new Internet-based bank
800 thousand existing accounts
Subsidiaries
E*TRADE SECURITIES


SUMITOMO TRUST 住友信託銀行

# Business and capital alliance with SBI group ("Two-brand Strategy")

- New internet bank offers services targeting 20 to 40 years old individuals and early stage to prelisting companies
- Serving at every stage for individuals and companies throughout the group



E*TRADE SECURITIES' customers
New customers emphasizing on asset formation and management
Venture companies, including SBI's affiliates
New Internet bank
Asset formation generation (20 to 40 years old)
Convenient settlement
Competitive interest rate and fee
Unique investment products
Convenient mortgage loans
Early stage to pre-listing companies
Small loan
Securities intermediary
Sumitomo Trust Group
Asset management generation (Over 40 years old)
Consulting demands
Strength in having physical branches
Private banking
Real estate
Estate consulting
Medium to large companies
Stock transfer agency
Corporate pension
Real estate
Transition of stage for individual's life and company's growth

# Forecast for FY2005

# Mid term target through FY2008

SUMITOMO TRUST 住友信託銀行

# Forecast for FY2005

| (in billions of Yen) | FY2004 | FY2005 | |
|---|---|---|---|
| < Consolidated > | (Actual) | Previous forecast as of May 2005 | Current forecast as of November 2005 |
| Net business profit before credit costs | 161.1 | 170.0 | 185.0 |
| Net operating profit | 134.1 | 140.0 | 155.0 |
| Net income | 96.8 | 80.0 | 95.0 |
| < Non-consolidated > | | | |
| Net business profit before credit costs | 148.2 | 150.0 | 160.0 |
| Credit costs (a) | 17.6 | 20.0 | 15.0 |
| Other non-recurring items | -9.9 | -10.0 | -10.0 |
| Net operating income | 120.5 | 120.0 | 135.0 |
| Extraordinary income | 19.4 | 0.0 | 10.0 |
| Reversal of reserves (b) | 19.1 | 0.0 | 10.0 |
| Net income | 84.7 | 72.0 | 85.0 |
| Total credit costs (a)-(b) | -1.4 | 20.0 | 5.0 |
| Dividend per common stock (Yen) | 12 | 12 | 12 |
| Consolidated dividend payout ratio | 20% | 25% | 21% |

SUMITOMO TRUST 住友信託銀行

# Mid term target through FY2008 (announced in November 2005)

| < Consolidated > (in billions of Yen) | FY2004 (Actual) | FY2005 | FY2006 | FY2007 | FY2008 |
|---|---|---|---|---|---|
| Net business profit before credit costs | 161.1 | 185.0 | 190.0 ←→ 195.0 | 203.0 ←→ 217.0 | 220.0 ←→ 242.0 |
| Net operating profit | 134.1 | 155.0 | 162.0 ←→ 167.0 | 174.0 ←→ 188.0 | 190.0 ←→ 212.0 |
| Net income | 96.8 | 95.0 | 96.0 ←→ 99.0 | 103.0 ←→ 112.0 | 114.0 ←→ 127.0 |

| < Non-consolidated > (in billions of Yen) | FY2004 (Actual) | FY2005 | FY2006 | FY2007 | FY2008 |
|---|---|---|---|---|---|
| Gross profit | 262.5 | 283.2 | 285.0 ←→ 290.0 | 297.0 ←→ 306.0 | 315.0 ←→ 327.0 |
| Wholesale financial services | 87.8 | 92.6 | 93.9 ←→ 94.4 | 94.4 ←→ 95.9 | 95.4 ←→ 96.9 |
| Retail financial services | 65.7 | 69.6 | 70.8 ←→ 73.8 | 79.0 ←→ 84.5 | 92.1 ←→ 100.1 |
| Treasury and financial products | 47.3 | 55.5 | 53.0 | 53.0 | 53.0 |
| Fiduciary services | 33.9 | 32.8 | 33.9 | 36.0 ←→ 36.5 | 39.3 ←→ 40.3 |
| Real estate | 23.7 | 27.0 | 28.0 ←→ 29.5 | 29.0 ←→ 30.5 | 30.0 ←→ 31.5 |
| Expenses | 114.3 | 123.2 | 125.0 | 127.0 | 130.0 |
| Net business profit before credit costs | 148.2 | 160.0 | 160.0 ←→ 165.0 | 170.0 ←→ 179.0 | 185.0 ←→ 197.0 |
| Credit costs | -1.4 | 5.0 | 20.0 | 20.0 | 20.0 |
| Net gains on stocks | 13.6 | -10.0 (Net gains on stocks and Others combined) | 10.0 | 10.0 | 10.0 |
| Others | -23.6 | | -10.0 | -10.0 | -10.0 |
| Net operating profit | 120.5 | 135.0 | 140.0 ←→ 145.0 | 150.0 ←→ 159.0 | 165.0 ←→ 177.0 |
| Net income | 84.7 | 85.0 | 85.0 ←→ 88.0 | 90.0 ←→ 96.0 | 99.0 ←→ 106.0 |

<Interest rate/stock price assumption (Base case scenario)>

| | 05/3 (Actual) | 06/3 | 07/3 | 08/3 | 09/3 |
|---|---|---|---|---|---|
| 6-month Yen LIBOR | 0.06% | 0.06% | 0.12% | 0.24% | 0.37% |
| 5-year Yen SWAP | 0.64% | 0.73% | 0.85% | 0.98% | 1.11% |
| Nikkei 225(Yen) | 11,668 | 13,500 | 13,500 | 13,500 | 13,500 |

<Interest rate/stock price assumption (Upside scenario)>

| | 06/3 | 07/3 | 08/3 | 09/3 |
|---|---|---|---|---|
| 6-month Yen LIBOR | 0.06% | 0.25% | 0.39% | 0.50% |
| 5-year Yen SWAP | 0.73% | 1.14% | 1.24% | 1.33% |
| Nikkei 225(Yen) | 13,500 | 14,500 | 15,500 | 16,500 |

SUMITOMO TRUST 住友信託銀行

# Appendix

SUMITOMO TRUST 住友信託銀行

# Securities portfolio

▶ Change in cost and net unrealized gains/losses of securities (for securities market price available) (Consolidated/after devaluation)

| (in billions of Yen) | Cost | | | Net unrealized gains/losses | | |
|---|---|---|---|---|---|---|
| | 2005/9 (A) | 2005/3 (B) | (A) - (B) | 2005/9 (C) | 2005/3 (D) | (C) - (D) |
| Held-to-maturity debt securities | 806.4 | 822.6 | -16.2 | 1.7 | 4.6 | -2.9 |
| Available-for-sale securities | 3,908.5 | 3,115.6 | 792.9 | 251.7 | 193.0 | 58.7 |
| Stocks | 435.9 | 440.2 | -4.3 | 255.3 | 193.1 | 62.2 |
| Bonds (JGB) | 1,224.2 | 957.1 | 267.1 | -6.7 | 3.3 | -10.0 |
| Foreign bonds and others | 2,248.3 | 1,718.2 | 530.1 | 3.0 | -3.4 | 6.4 |

▶ Change in balance of Stocks (for securities market price available) (Consolidated/after devaluation)



(in billions of Yen)
Cost
Those companies with more than 5 billion yen of cost-basis amount
Market value
Tier I
1,000
900
800
700
600
500
400
300
200
100
0
789.9
609.9
450.8
192.0
22 companies
839.7
572.9
430.8
172.9
21 companies
861.7
633.3
440.2
181.6
22 companies
924.3
691.3
435.9
181.7
22 companies
300.0
2004/3
2004/9
2005/3
2005/9


SUMITOMO TRUST 住友信託銀行

# Non-performing loans

## ▶ Change in balance of NPLs (Banking a/c and principal guaranteed trust a/c combined: Non-consolidated)



(in billions of Yen)
800
700
600
500
400
300
200
100
0
Bankrupt/Practically bankrupt (Left)
Doubtful (Left)
Substandard (Left)
Special mention (excluding substandard) (Left)
Ratio to total loan balance (Right)
4%
3%
2%
1%
0%
3.6%
716.3
29.0
176.7
196.5
2.8%
502.0
113.1
157.1
2.2%
446.4
79.2
47.9
95.9
1.8%
350.4
68.1
80.6
1.2%
293.8
42.2
20.6
78.5
2003/3
2004/3
2004/9
2005/3
2005/9


## ▶ Collateral/Reserves (Banking a/c: Non-consolidated) as of Sept. 2005

| | Coverage ratio (*1) | Change | Reserve ratio (*2) | Change |
|---|---|---|---|---|
| Bankrupt/Practically bankrupt | 100% | 0% | 100% | 0% |
| Doubtful | 93% | 0% | 88% | 6% |
| Substandard | 74% | 8% | 30% | -1% |

*1 (Guarantee and collateral + Specific loan loss reserves) / Total loan balance
*2 Specific loan loss reserves / (Total loan balance -Guarantee and collateral)

| | Reserve ratio | Change |
|---|---|---|
| Special mention | 8.1% | 0.5% |
| Substandard debtors | 10.8% | -4.8% |
| Against uncovered portion | 30.8% | -1.4% |
| Special mention debtors (excluding loans to substandard debtors) | 7.4% | 1.5% |
| Ordinary debtors | 0.1% | 0.0% |

SUMITOMO TRUST 住友信託銀行

# Capital

### ▶ Change in balance of total risk adjusted assets and total capital



Total Capital:
Tier I
Upper Tier II
Lower Tier II - Deduction
Deferred tax assets
Risk assets:
Market
Off-balance sheet items
On-balance-sheet items
BIS ratio:
BIS capital ratio
Tier I ratio
(in billions of Yen)
14,000
13,000
12,000
11,000
2,000
1,000
0
14%
12%
10%
8%
6%
4%
2%
13.2%
12.5%
11.2%
7.4%
7.2%
6.8%
1,505.6
839.7
130.4
11,364.0
1,489.4
861.7
80.3
11,914.8
1,528.5
924.3
34.8
13,694.2
DTA/Tier1
3.7%
2004/9
2005/3
2005/9


SUMITOMO TRUST 住友信託銀行

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including changes in managerial circumstances.

**Contact Information**


The Sumitomo Trust & Banking Co., Ltd.

Financial Management Department, IR Office

Tel:+81-3-3286-8354 Fax: +81-3-3286-4654

Koichi Onaka, Head of IR Office: onaka@sumitomotrust.co.jp

Keiji Nakamura, Senior Manager: nakamurake@sumitomotrust.co.jp

Takeshi Shimamura, Manager: shimamurat@sumitomotrust.co.jp

Masako Sakai, Assistant: sakaimas@sumitomotrust.co.jp

➡**http://www.sumitomotrust.co.jp/IR/company/index_en.html**

# *Additional explanatory material*

*1st Half Fiscal Year 2005*
*ended on Sep. 30, 2005*

**The Sumitomo Trust and Banking Co., Ltd.**

# Table of Contents

## 1. Breakdown of profit by business group

| | Billions of Yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Non-consolidated | | | | | | | Consolidated | | |
| | Gross business profit before credit costs | | | | Net business profit before credit costs | | | Net business profit before credit costs | | |
| | **1HFY2005** | | 1HFY2004 | Change | **1HFY2005** | 1HFY2004 | Change | **1HFY2005** | 1HFY2004 | Change |
| | **(A)** | Change from forecast | (B) | (A) - (B) | | | | | | |
| Wholesale financial services | **45.1** | 1.0 | 42.4 | 2.6 | **34.4** | 32.0 | 2.4 | **43.7** | 34.1 | 9.6 |
| Stock transfer agency | **3.0** | -0.0 | 2.9 | 0.2 | **2.0** | 1.6 | 0.5 | **4.0** | 2.9 | 1.1 |
| Retail financial services | **34.8** | 1.6 | 30.7 | 4.0 | **7.1** | 5.6 | 1.6 | **8.3** | 6.3 | 2.0 |
| Treasury and financial products | **37.9** | 14.0 | 14.7 | 23.2 | **33.4** | 10.3 | 23.1 | **33.4** | 10.3 | 23.1 |
| Fiduciary services | **15.2** | -0.1 | 15.6 | -0.5 | **8.4** | 8.2 | 0.2 | **9.9** | 9.4 | 0.4 |
| Pension asset management | **11.9** | -0.3 | 12.9 | -0.9 | **5.9** | 6.3 | -0.4 | **6.2** | 6.7 | -0.5 |
| Securities processing services | **3.3** | 0.3 | 2.8 | 0.5 | **2.4** | 1.9 | 0.5 | **3.6** | 2.7 | 0.9 |
| Real estate | **12.3** | 3.3 | 10.3 | 2.0 | **8.4** | 6.6 | 1.8 | **9.1** | 6.8 | 2.3 |
| Others* | **3.0** | -1.3 | 4.2 | -1.1 | **-3.7** | -1.2 | -2.5 | **-3.2** | -1.0 | -2.2 |
| Total | **148.2** | 18.4 | 118.0 | 30.2 | **88.0** | 61.4 | 26.5 | **101.1** | 65.9 | 35.2 |

* Net of dividend income and cost of capital sourcing and head office expense is included in others.

## 2. Summary of income/expenses in domestic/international business (Non-consolidated)

<Banking a/c>

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | 1HFY2005 | | | 1HFY2004 | | |
| | Domestic business | International business | Total | Domestic business | International business | Total |
| Trust fee income | **32,083** | **-** | **32,083** | 37,253 | - | 37,253 |
| Net interest income | **58,178** | **10,319** | **68,497** | 50,209 | 18,738 | 68,948 |
| Interest income | | | **827** | | | 776 |
| | **73,272** | **47,697** | **120,142** | 64,898 | 49,882 | 114,004 |
| Interest expenses | | | **827** | | | 776 |
| | **15,093** | **37,378** | **51,644** | 14,688 | 31,143 | 45,055 |
| Net fees and commissions | **24,747** | **-641** | **24,106** | 15,205 | -110 | 15,095 |
| Fees and commissions received | **41,629** | **1,145** | **42,775** | 30,365 | 1,615 | 31,980 |
| Fees and commissions paid | **16,881** | **1,787** | **18,668** | 15,160 | 1,725 | 16,885 |
| Net gains on trading | **2,609** | **-191** | **2,418** | 1,981 | -526 | 1,454 |
| Trading revenue | **2,474** | **-4** | **2,470** | 1,894 | -353 | 1,541 |
| Trading expenses | **-135** | **186** | **51** | -86 | 172 | 86 |
| Net other operating income | **6,069** | **13,721** | **19,791** | -3,916 | -3,942 | -7,859 |
| Other operating income | **7,588** | **21,173** | **28,761** | 7,833 | 16,187 | 24,021 |
| Other operating expenses | **1,518** | **7,451** | **8,970** | 11,750 | 20,129 | 31,880 |

Note: Figures in the upper rows in Interest Income and Interest Expense show interests that accrue from transaction between domestic business and international business.

### 3. Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Non-consolidated) <Banking a/c>

**Domestic business**

| | Millions of Yen, percentage points | | | | | |
|---|---|---|---|---|---|---|
| | **1HFY2005** | | | 1HFY2004 | | |
| | **Average balance** | **Interest** | **Yield** | Average balance | Interest | Yield |
| Interest-earning assets | **12,545,198** | **73,272** | **1.16%** | 11,070,551 | 64,898 | 1.16% |
| Loans | **8,600,809** | **49,235** | **1.14%** | 7,956,440 | 50,722 | 1.27% |
| Investment securities | **2,807,386** | **14,672** | **1.04%** | 2,178,949 | 8,823 | 0.80% |
| Call loans and bills bought | **48,033** | **0** | **0.00%** | 133,066 | 0 | 0.00% |
| Due from banks | **10** | **0** | **0.00%** | 5 | 0 | 0.00% |
| Interest-bearing liabilities | **12,392,500** | **15,093** | **0.24%** | 11,050,367 | 14,688 | 0.26% |
| Deposits | **8,356,192** | **8,713** | **0.20%** | 7,947,677 | 8,675 | 0.21% |
| Negotiable certificates of deposit | **1,708,245** | **269** | **0.03%** | 1,057,611 | 171 | 0.03% |
| Call money and bills sold | **307,924** | **2** | **0.00%** | 67,300 | 0 | 0.00% |
| Commercial paper | **-** | **-** | **-** | - | - | - |
| Borrowed money | **145,016** | **1,410** | **1.94%** | 139,940 | 1,378 | 1.96% |

**International business**

| | Millions of Yen, percentage points | | | | | |
|---|---|---|---|---|---|---|
| | **1HFY2005** | | | 1HFY2004 | | |
| | **Average balance** | **Interest** | **Yield** | Average balance | Interest | Yield |
| Interest-earning assets | **3,063,439** | **47,697** | **3.10%** | 2,996,697 | 49,882 | 3.32% |
| Loans | **782,800** | **14,376** | **3.66%** | 599,626 | 8,206 | 2.72% |
| Investment securities | **2,017,260** | **34,080** | **3.36%** | 2,163,561 | 35,134 | 3.23% |
| Call loans and bills bought | **45,144** | **728** | **3.21%** | 5,720 | 45 | 1.58% |
| Due from banks | **193,066** | **3,038** | **3.13%** | 188,951 | 1,574 | 1.66% |
| Interest-bearing liabilities | **3,093,092** | **37,378** | **2.41%** | 3,056,160 | 31,143 | 2.03% |
| Deposits | **937,841** | **15,285** | **3.25%** | 683,618 | 6,492 | 1.89% |
| Negotiable certificates of deposit | **39,611** | **694** | **3.49%** | 6,613 | 63 | 1.90% |
| Call money and bills sold | **18,329** | **305** | **3.32%** | 6,648 | 54 | 1.63% |
| Commercial paper | **-** | **-** | **-** | - | - | - |
| Borrowed money | **305,909** | **2,874** | **1.87%** | 325,259 | 3,215 | 1.97% |

## 4. Maturity ladder of securities (Non-consolidated)

**<Banking a/c>**

| | | Millions of Yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Less than 1 year | 1 year to 3 years | 3 years to 5 years | 5 years to 7 years | 7 years to 10 years | Over 10 years | No maturity | Total |
| Japanese government bonds | Mar. 2005 | 60,213 | 258,246 | 237,902 | 48,487 | 408,014 | 25,247 | - | 1,038,111 |
| | **Sep. 2005** | **160,267** | **191,879** | **294,592** | **21,029** | **295,844** | **160,853** | **-** | **1,124,466** |
| Japanese municipal bonds | Mar. 2005 | 1,168 | 10,629 | 19,048 | 5,449 | 24,190 | - | - | 60,486 |
| | **Sep. 2005** | **3,879** | **15,346** | **20,885** | **2,857** | **27,291** | **-** | **-** | **70,261** |
| Japanese corporate bonds | Mar. 2005 | 212,550 | 326,376 | 237,813 | 73,914 | 9,168 | 1,154 | - | 860,977 |
| | **Sep. 2005** | **277,351** | **371,116** | **250,914** | **86,005** | **15,357** | **1,427** | **-** | **1,002,173** |
| Japanese corporate stocks | Mar. 2005 | ---------- | ---------- | ---------- | ---------- | ---------- | ---------- | 758,161 | 758,161 |
| | **Sep. 2005** | ---------- | ---------- | ---------- | ---------- | ---------- | ---------- | **851,046** | **851,046** |
| Foreign securities and others | Mar. 2005 | 100,918 | 233,146 | 353,153 | 112,575 | 613,464 | 243,262 | 213,190 | 1,869,710 |
| | **Sep. 2005** | **97,592** | **390,311** | **540,500** | **210,790** | **615,752** | **336,503** | **245,049** | **2,436,500** |
| Foreign bonds (*1) | Mar. 2005 | 66,590 | 196,244 | 346,090 | 110,055 | 613,275 | 242,831 | - | 1,575,087 |
| | **Sep. 2005** | **55,231** | **320,019** | **499,698** | **208,806** | **606,399** | **336,080** | **-** | **2,026,235** |
| Foreign stocks | Mar. 2005 | ---------- | ---------- | ---------- | ---------- | ---------- | ---------- | 23,895 | 23,895 |
| | **Sep. 2005** | ---------- | ---------- | ---------- | ---------- | ---------- | ---------- | **26,813** | **26,813** |

(*1) Most of foreign bonds are US Treasuries and Euro Bonds. The amount of them are translated in Japanese Yen.
Foreign bonds are funded by repo transactions. Thus, there is no foreign exchange rate risk.

Note: The amounts in the table above are B/S value.

## 5. Derivatives reflected upon the statement of income (including trading a/c) (Non-consolidated)

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Sep. 2005 | | Mar. 2005 | | Change | |
| | **Contract value** | **Unrealized gain/loss** | Contract value | Unrealized gain/loss | Contract value | Unrealized gain/loss |
| Total | **101,946,018** | **32,051** | 104,699,138 | 20,056 | -2,753,120 | 11,995 |
| Interest related transactions | **90,886,906** | **21,131** | 96,965,022 | 13,777 | -6,078,116 | 7,353 |
| Listed | **30,479,894** | **-8,125** | 43,187,668 | -11,144 | -12,707,774 | 3,018 |
| Interest futures | **29,081,589** | **-8,132** | 30,059,084 | -11,064 | -977,494 | 2,932 |
| Sold | **14,247,259** | **3,638** | 15,647,579 | 1,504 | -1,400,319 | 2,134 |
| Purchased | **14,834,330** | **-11,770** | 14,411,504 | -12,568 | 422,825 | 797 |
| Interest rate options | **1,398,304** | **6** | 13,128,584 | -79 | -11,730,279 | 86 |
| Sold | **791,418** | **-8** | 1,213,479 | -112 | -422,060 | 104 |
| Purchased | **606,885** | **14** | 11,915,104 | 32 | -11,308,219 | -18 |
| Over-the-counter | **60,407,012** | **29,257** | 53,777,354 | 24,922 | 6,629,658 | 4,335 |
| Forward rate agreement | **-** | **-** | - | - | - | - |
| Interest rate swaps(*) | **53,075,262** | **26,595** | 50,063,081 | 24,483 | 3,012,181 | 2,112 |
| Fix Rcv-Fl Pay | **24,633,517** | **298,561** | 22,853,621 | 367,389 | 1,779,896 | -68,828 |
| Fl Rcv-Fix Pay | **25,521,458** | **-272,588** | 22,863,816 | -343,138 | 2,657,642 | 70,549 |
| Fl Rcv-Fl Pay | **2,920,286** | **623** | 4,345,643 | 232 | -1,425,357 | 391 |
| Interest rate options | **7,331,749** | **2,662** | 3,714,272 | 438 | 3,617,477 | 2,223 |
| Sold | **5,268,545** | **6,558** | 2,316,131 | 1,892 | 2,952,413 | 4,665 |
| Purchased | **2,063,204** | **-3,896** | 1,398,141 | -1,453 | 665,063 | -2,442 |
| Others | **-** | **-** | - | - | - | - |
| Currency related transactions | **7,188,013** | **12,130** | 3,869,072 | 6,931 | 3,318,940 | 5,198 |
| Listed | **-** | **-** | - | - | - | - |
| Currency futures | **-** | **-** | - | - | - | - |
| Currency options | **-** | **-** | - | - | - | - |
| Over-the-counter | **7,188,013** | **12,130** | 3,869,072 | 6,931 | 3,318,940 | 5,198 |
| Cross currency swaps | **305,408** | **1,283** | 196,388 | 3,405 | 109,020 | -2,121 |
| Forward | **5,106,816** | **10,814** | 2,626,832 | 2,432 | 2,479,984 | 8,381 |
| Sold | **2,426,122** | **-45,538** | 1,184,186 | -7,558 | 1,241,935 | -37,979 |
| Purchased | **2,680,694** | **56,352** | 1,442,646 | 9,990 | 1,238,048 | 46,361 |
| Currency options | **1,775,787** | **32** | 1,045,851 | 1,093 | 729,936 | -1,061 |
| Sold | **1,060,152** | **-883** | 522,760 | 1,879 | 537,391 | -2,762 |
| Purchased | **715,635** | **916** | 523,091 | -785 | 192,544 | 1,701 |
| Others | **-** | **-** | - | - | - | - |
| Stock related transactions | **237,103** | **-878** | 317,379 | 38 | -80,275 | -916 |
| Listed | **237,103** | **-878** | 317,379 | 38 | -80,275 | -916 |
| Stock index futures | **110,742** | **-727** | 70,380 | 255 | 40,361 | -983 |
| Sold | **59,427** | **-1,704** | 40,785 | 393 | 18,642 | -2,098 |
| Purchased | **51,314** | **977** | 29,595 | -137 | 21,719 | 1,115 |
| Stock index options | **126,361** | **-150** | 246,999 | -217 | -120,637 | 67 |
| Sold | **75,230** | **152** | 70,833 | 100 | 4,396 | 52 |
| Purchased | **51,131** | **-303** | 176,165 | -318 | -125,033 | 14 |
| Over-the-counter | **-** | **-** | - | - | - | - |
| Securities options | **-** | **-** | - | - | - | - |
| Securities index swap | **-** | **-** | - | - | - | - |
| Others | **-** | **-** | - | - | - | - |
| Bond related transactions | **3,510,441** | **-226** | 3,546,163 | -693 | -35,722 | 466 |
| Listed | **3,417,998** | **-289** | 3,503,592 | -643 | -85,593 | 354 |
| Bond futures | **2,660,861** | **32** | 2,301,824 | -481 | 359,037 | 513 |
| Sold | **1,357,578** | **11,963** | 1,156,618 | -1,717 | 200,960 | 13,681 |
| Purchased | **1,303,282** | **-11,931** | 1,145,205 | 1,236 | 158,077 | -13,167 |
| Bond futures (OTC Options) | **757,137** | **-321** | 1,201,768 | -161 | -444,630 | -159 |
| Sold | **465,022** | **309** | 693,099 | 329 | -228,077 | -20 |
| Purchased | **292,115** | **-631** | 508,669 | -491 | -216,553 | -139 |
| Over-the-counter | **92,442** | **62** | 42,571 | -49 | 49,871 | 112 |
| Bond options | **92,442** | **62** | 42,571 | -49 | 49,871 | 112 |
| Sold | **42,437** | **-18** | 22,651 | -39 | 19,786 | 21 |
| Purchased | **50,005** | **80** | 19,920 | -10 | 30,085 | 90 |
| Others | **-** | **-** | - | - | - | - |
| Commodity related | **52** | **-0** | - | - | 52 | -0 |
| Listed | **52** | **-0** | - | - | 52 | -0 |
| Commodity futures | **52** | **-0** | - | - | 52 | -0 |
| Sold | **52** | **-0** | - | - | 52 | -0 |
| Purchased | **-** | **-** | - | - | - | - |
| Credit derivatives | **123,500** | **-105** | 1,500 | 1 | 122,000 | -106 |
| Over-the-counter | **123,500** | **-105** | 1,500 | 1 | 122,000 | -106 |
| Credit derivatives | **123,500** | **-105** | 1,500 | 1 | 122,000 | -106 |
| Sold | **83,500** | **-42** | 1,500 | 1 | 82,000 | -43 |
| Purchased | **40,000** | **-62** | - | - | 40,000 | -62 |

**(*) Maturity ladder of swaps (Contract value basis)**

| | Millions of Yen | | | |
|---|---|---|---|---|
| | Sep. 2005 | | | |
| | Less than 1 year | 1 year to 5 years | Over 5 years | Total |
| Total (Gross) | 10,656,480 | 28,825,133 | 13,593,648 | 53,075,262 |
| Fix Rcv-Fl Pay | 4,306,940 | 13,400,226 | 6,926,350 | 24,633,517 |
| Fl Rcv-Fix Pay | 4,821,639 | 14,344,670 | 6,355,148 | 25,521,458 |
| Fl Rcv-Fl Pay | 1,527,900 | 1,080,236 | 312,150 | 2,920,286 |

# 6. Derivatives to which hedge accounting is applicable (Non-consolidated)

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | **Sep. 2005** | | Mar. 2005 | | Change | |
| | **Contract value** | **Unrealized gain/loss** | Contract value | Unrealized gain/loss | Contract value | Unrealized gain/loss |
| Total | **4,885,367** | **2,494** | 4,438,213 | 22,688 | 447,153 | -20,194 |
| Interest related transactions | **4,381,187** | **2,576** | 3,783,716 | 22,869 | 597,471 | -20,293 |
| Listed | - | - | - | - | - | - |
| Interest futures | - | - | - | - | - | - |
| Sold | - | - | - | - | - | - |
| Purchased | - | - | - | - | - | - |
| Interest rate options | - | - | - | - | - | - |
| Sold | - | - | - | - | - | - |
| Purchased | - | - | - | - | - | - |
| Over-the-counter | **4,381,187** | **2,576** | 3,783,716 | 22,869 | 597,471 | -20,293 |
| Forward rate agreements | - | - | - | - | - | - |
| Interest swaps(*) | **4,381,187** | **2,576** | 3,783,716 | 22,869 | 597,471 | -20,293 |
| Fix Rcv-Fl Pay | **3,712,110** | ――― | 3,164,622 | ――― | 547,488 | ――― |
| Fl Rcv-Fix Pay | **667,077** | ――― | 617,093 | ――― | 49,983 | ――― |
| Fl Rcv-Fl Pay | **2,000** | ――― | 2,000 | ――― | - | ――― |
| Interest options | - | - | - | - | - | - |
| Sold | - | - | - | - | - | - |
| Purchased | - | - | - | - | - | - |
| Others | - | - | - | - | - | - |
| Currency related transactions | **504,179** | **-82** | **654,496** | -180 | -150,317 | 98 |
| Listed | - | - | - | - | - | - |
| Currency futures | - | - | - | - | - | - |
| Currency options | - | - | - | - | - | - |
| Over-the-counter | **504,179** | **-82** | **654,496** | -180 | -150,317 | 98 |
| Cross currency swaps | **408,446** | **-120** | **562,390** | -217 | -153,943 | 97 |
| Forward | **95,732** | **38** | **92,106** | 36 | 3,625 | 1 |
| Sold | **89,569** | ――― | **88,325** | ――― | 1,244 | ――― |
| Purchased | **6,162** | ――― | **3,781** | ――― | 2,381 | ――― |
| Currency options | - | - | - | - | - | - |
| Sold | - | - | - | - | - | - |
| Purchased | - | - | - | - | - | - |
| Others | - | - | - | - | - | - |

**(*) Maturity ladder of swaps under deferred hedge accounting (Contract value basis)**

| | Millions of Yen | | | |
|---|---|---|---|---|
| | Sep. 2005 | | | |
| | Less than 1 year | 1 year to 5 years | Over 5 years | Total |
| Total (Gross) | 480,135 | 2,872,763 | 1,028,289 | 4,381,187 |
| Fix Rcv-Fl Pay | 428,004 | 2,541,101 | 743,005 | 3,712,110 |
| Fl Rcv-Fix Pay | 52,130 | 329,661 | 285,284 | 667,077 |
| Fl Rcv-Fl Pay | - | 2,000 | - | 2,000 |

## 7. Migration analysis of loans in special mention or worse categories (Non-consolidated)

**<Banking a/c and trust a/c combined>**

**(2HFY2004)**

| | Billions of Yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | Change | | | | |
| | Sep. 2004 | **Mar. 2005** | Change | Downgrade (+) | Downgrade(-) | Upgrade (+) | Upgrade (-) | Write-off, sales, or collection |
| Bankrupt/practically bankrupt | 79.2 | **15.5** | -63.7 | 8.8 | - | - | -0.0 | -72.5 |
| Doubtful | 47.9 | **88.1** | 40.2 | 65.0 | -4.1 | 0.0 | -0.6 | -20.1 |
| Loans to substandard debtors | 115.3 | **82.6** | -32.6 | 23.2 | -19.1 | 0.2 | -8.3 | -28.7 |
| Loans to special mention debtors (excluding loans to substandard debtors) | 427.1 | **348.4** | -78.7 | 62.0 | -50.4 | 7.6 | -33.5 | -64.3 |

**(1HFY2005)**

| | Billions of Yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | Change | | | | |
| | Mar. 2005 | **Sep. 2005** | Change | Downgrade (+) | Downgrade(-) | Upgrade (+) | Upgrade (-) | Write-off, sales, or collection |
| Bankrupt/practically bankrupt | 15.5 | **42.2** | 26.7 | 35.5 | - | - | -3.3 | -5.5 |
| Doubtful | 88.1 | **20.6** | -67.5 | 5.1 | -34.1 | 0.2 | -13.7 | -24.9 |
| Loans to substandard debtors | 82.6 | **81.2** | -1.5 | 0.1 | -3.0 | 13.7 | -4.1 | -8.2 |
| Loans to special mention debtors (excluding loans to substandard debtors) | 348.4 | **291.1** | -57.3 | 25.9 | -1.9 | 4.3 | -103.4 | 17.8 |

## 8. Self assessment (potentially bankrupt or worse) (Non-consolidated)

* Number in the second raw in each category denotes difference from Mar. 2005.

| (in billions of Yen) | Banking a/c amount | Banking a/c Covered by Deposits, JGB, etc | Banking a/c Covered by real estate or guaranteed | Banking a/c Unsecured | Trust a/c amount | Trust a/c Covered by Deposits, JGB, etc | Trust a/c Covered by real estate or guaranteed | Trust a/c Unsecured |
|---|---|---|---|---|---|---|---|---|
| Legally bankrupt (Bankrupt / practically bankrupt) | 2.2 | 0.4 | 1.7 | - | 0.2 | - | 0.2 | - |
| | -0.6 | 0.0 | -0.7 | - | -1.4 | -0.0 | -1.4 | - |
| Virtually bankrupt (Bankrupt / practically bankrupt) | 36.6 | 4.2 | 32.3 | - | 3.1 | 0.0 | 3.1 | - |
| | 29.1 | 2.3 | 26.8 | - | -0.2 | 0.0 | -0.2 | - |
| Potentially bankrupt | 19.4 | 10.2 | 6.6 | 2.4 | 1.2 | 0.0 | 0.8 | 0.2 |
| (Doubtful) | -67.2 | -18.7 | -43.7 | -4.7 | -0.1 | 0.0 | 0.0 | -0.2 |
| Total | 58.2 | 14.9 | 40.8 | 2.4 | 4.5 | 0.0 | 4.2 | 0.2 |
| | -38.8 | -16.3 | -17.7 | -4.7 | -1.8 | 0.0 | -1.6 | -0.2 |

Real estate collateral

| | |
|---|---|
| Banking a/c | Legally and virtually bankrupt: approx. 32.3 billion yen; Potentially bankrupt: approx. 4.4 billion yen |
| Trust a/c | Legally and virtually bankrupt: approx. 0.3 billion yen; Potentially bankrupt: approx. 0.2 billion yen |
| Total | 37.4 billion yen |

## 9. Balance of principal guaranteed trust a/c (Non-consolidated)

**<Jointly operated money trust>**

| | Millions of Yen | | | |
|---|---|---|---|---|
| | **Sep. 2005** | Mar. 2005 | Sep. 2004 | Change from Mar. 2005 to Sep. 2005 |
| Total assets | **1,104,676** | 1,003,068 | 972,022 | 101,608 |
| Loans | **174,423** | 182,401 | 186,864 | -7,977 |
| Securities | **43,620** | 43,573 | 44,371 | 47 |
| Others | **886,632** | 777,094 | 740,787 | 109,538 |
| Total liabilities | **1,104,676** | 1,003,068 | 972,022 | 101,608 |
| Principal | **1,102,798** | 1,001,548 | 970,351 | 101,249 |
| Reserve for possible impairment of principal | **524** | 552 | 563 | -27 |
| Others | **1,353** | 968 | 1,107 | 385 |

**<Loan trust>**

| | Millions of Yen | | | |
|---|---|---|---|---|
| | **Sep. 2005** | Mar. 2005 | Sep. 2004 | Change from Mar. 2005 to Sep. 2005 |
| Total assets | **1,016,241** | 1,098,410 | 1,182,304 | -82,168 |
| Loans | **464,465** | 553,524 | 661,428 | -89,059 |
| Securities | **26,059** | 40,124 | 47,980 | -14,065 |
| Others | **525,717** | 504,761 | 472,895 | 20,955 |
| Total liabilities | **1,016,241** | 1,098,410 | 1,182,304 | -82,168 |
| Principal | **1,004,356** | 1,086,639 | 1,170,881 | -82,283 |
| Reserve for possible impairment of principal | **5,431** | 5,781 | 6,840 | -350 |
| Others | **6,453** | 5,989 | 4,582 | 464 |

## 10. Volume of entrusted assets (Non-consolidated)

| | Billions of Yen | | |
|---|---|---|---|
| | **Sep. 2005** | Mar. 2005 | Change |
| Pension trust | **5,833.1** | 5,327.1 | 506.0 |
| Designated money trust | **10,939.1** | 10,466.3 | 472.8 |
| Specified money trust | **5,962.2** | 5,735.5 | 226.7 |
| Mutual fund | **10,671.2** | 9,354.0 | 1,317.2 |
| Securities trust and custody(*) | **29,676.0** | 26,050.1 | 3,625.9 |
| Assets held in STB U.S.A. (US$ Mil) | **12,107.6** | 11,228.0 | 879.6 |

(*) Assets held in STB U.S.A. are translated in Japanese Yen (FX rate: As of end of the term).

## 11. Securitization (Non-consolidated)

Entrusted assets for securitization

| | Billions of Yen | | |
|---|---|---|---|
| | **Sep. 2005** | Mar. 2005 | Change |
| Financial assets | **5,081.8** | 4,945.4 | 136.4 |
| Real estate | **3,029.1** | 2,573.7 | 455.4 |
| Number of transactions (*) | **508** | 363 | 145 |

(*) Based on the number of trust agreements

## 12. Loans by industry (Non-consolidated)

| | Millions of Yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | Sep. 2005 | | | | Mar. 2005 | | |
| | Banking a/c | Trust a/c (*) | Banking + trust a/c | Change from Mar. 2005 | Banking a/c | Trust a/c (*) | Banking + trust a/c |
| Domestic Branches (excluding offshore) | 9,350,986 | 848,987 | 10,199,974 | 710,519 | 8,577,159 | 912,294 | 9,489,454 |
| Manufacturing | 1,187,466 | 33,149 | 1,220,615 | -7,782 | 1,191,109 | 37,288 | 1,228,397 |
| Agriculture | 3,290 | - | 3,290 | 559 | 2,731 | - | 2,731 |
| Forestry | 210 | - | 210 | -45 | 255 | - | 255 |
| Fishing | 2,300 | - | 2,300 | - | 2,300 | - | 2,300 |
| Mining | 6,409 | 166 | 6,576 | 1,729 | 4,641 | 205 | 4,847 |
| Construction | 143,877 | 22,923 | 166,800 | -10,035 | 150,797 | 26,038 | 176,836 |
| Energy and utilities | 135,158 | 64,396 | 199,554 | 5,494 | 116,995 | 77,064 | 194,059 |
| Communication | 172,634 | 13,245 | 185,880 | -5,769 | 178,060 | 13,589 | 191,649 |
| Transportation | 582,613 | 142,025 | 724,639 | 21,768 | 545,789 | 157,080 | 702,870 |
| Wholesale and retail | 856,944 | 24,266 | 881,210 | 91,112 | 764,458 | 25,639 | 790,098 |
| Finance and insurance | 2,022,121 | 107,188 | 2,129,309 | 203,342 | 1,789,986 | 135,981 | 1,925,967 |
| Real estate | 1,247,554 | 62,490 | 1,310,044 | 62,958 | 1,165,728 | 81,357 | 1,247,086 |
| Various services | 1,411,341 | 28,946 | 1,440,288 | 178,149 | 1,228,574 | 33,563 | 1,262,138 |
| Others | 1,579,064 | 350,189 | 1,929,254 | 169,038 | 1,435,730 | 324,485 | 1,760,216 |
| Overseas branches and offshore | 552,913 | - | 552,913 | 94,247 | 458,666 | - | 458,666 |
| Total | 9,903,899 | 848,987 | 10,752,887 | 804,766 | 9,035,826 | 912,294 | 9,948,120 |

(*) Trust a/c is principal guaranteed trust a/c

## 13. Assets classified under the Financial reconstruction law by industry (Non-consolidated)

| | Millions of Yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | Sep. 2005 | | | | Mar. 2005 | | |
| | Banking a/c | Trust a/c (*) | Banking + trust a/c | Change from Mar. 2005 | Banking a/c | Trust a/c (*) | Banking + trust a/c |
| Domestic branches (excluding Offshore) | **124,733** | **14,807** | **139,541** | **-41,313** | 163,800 | 17,054 | 180,854 |
| Manufacturing | **12,557** | **261** | **12,819** | **-1,483** | 14,007 | 295 | 14,302 |
| Agriculture | - | - | - | - | - | - | - |
| Forestry | - | - | - | - | - | - | - |
| Fishing | - | - | - | - | - | - | - |
| Mining | - | - | - | - | - | - | - |
| Construction | **18,764** | **1,003** | **19,767** | **-11,902** | 30,387 | 1,282 | 31,670 |
| Energy and utilities | - | - | - | - | - | - | - |
| Communication | **278** | - | **278** | **144** | 122 | 11 | 134 |
| Transportation | **4,215** | **204** | **4,419** | **-205** | 4,390 | 234 | 4,625 |
| Wholesale and retail | **2,651** | **1,336** | **3,988** | **-1,513** | 4,254 | 1,247 | 5,502 |
| Finance and insurance | **439** | **65** | **505** | **-1,431** | 1,871 | 65 | 1,937 |
| Real estate | **41,238** | **1,773** | **43,011** | **-21,160** | 61,061 | 3,110 | 64,172 |
| Various services | **34,538** | **4,232** | **38,770** | **-2,316** | 36,485 | 4,601 | 41,086 |
| Others | **10,049** | **5,930** | **15,980** | **-1,444** | 11,219 | 6,204 | 17,424 |
| Overseas branches and offshore | **1,768** | - | **1,768** | **-1,580** | 3,349 | - | 3,349 |
| Total | **126,501** | **14,807** | **141,309** | **-42,894** | 167,149 | 17,054 | 184,203 |

(*) Trust a/c is principal guaranteed trust a/c

## 14. Coverage ratio against assets classified under the Financial reconstruction law (Non-consolidated)

| | Percentage Points | | | | | | |
|---|---|---|---|---|---|---|---|
| | Sep. 2005 | | | | Mar. 2005 | | |
| | Banking a/c | Trust a/c (*) | Banking + trust a/c | Change from Mar. 2005 | Banking a/c | Trust a/c (*) | Banking + trust a/c |
| Domestic branches (excluding Offshore) | **86.1** | **67.6** | **84.2** | **2.0** | 83.7 | 68.3 | 82.2 |
| Manufacturing | **97.7** | **47.7** | **96.7** | **10.1** | 87.4 | 51.6 | 86.6 |
| Agriculture | - | - | - | - | - | - | - |
| Forestry | - | - | - | - | - | - | - |
| Fishing | - | - | - | - | - | - | - |
| Mining | - | - | - | - | - | - | - |
| Construction | **83.1** | **6.9** | **79.2** | **3.3** | 78.9 | 5.1 | 75.9 |
| Energy and utilities | - | - | - | - | - | - | - |
| Communication | **80.0** | - | **80.0** | **6.9** | 80.0 | 0.0 | 73.1 |
| Transportation | **91.7** | **18.8** | **88.3** | **0.4** | 91.7 | 16.4 | 87.9 |
| Wholesale and retail | **90.5** | **88.6** | **89.9** | **-4.9** | 93.7 | 98.5 | 94.8 |
| Finance and insurance | **96.4** | **100.0** | **96.8** | **12.7** | 83.6 | 100.0 | 84.1 |
| Real estate | **98.9** | **73.2** | **97.9** | **5.9** | 92.8 | 75.2 | 92.0 |
| Various services | **64.7** | **34.9** | **61.4** | **-2.5** | 67.1 | 38.8 | 63.9 |
| Others | **94.6** | **97.1** | **95.5** | **3.5** | 89.6 | 96.3 | 92.0 |
| Overseas branches and offshore | **36.3** | - | **36.3** | **2.4** | 33.9 | - | 33.9 |
| Total | **85.4** | **67.6** | **83.6** | **2.2** | 82.7 | 68.3 | 81.4 |

(*) Trust a/c is principal guaranteed trust a/c

## 15. Sumitomo Trust major group members

| Company names | Capital | Primary business | STB Group's share in voting rights | (STB's share in voting rights) | Billions of Yen Net income 1HFY2005 | 1HFY2004 | Change |
|---|---|---|---|---|---|---|---|
| (Subsidiaries) | | | | | | | |
| The Sumishin Shinko Co., Ltd. | Yen 50 mil. | Property maintenance | 100 | (100) | **-0.6** | 0.1 | -0.7 |
| Sumishin Guaranty Co., Ltd. | Yen 100 mil. | Housing loan guaranty | 100 | (100) | **0.8** | 0.9 | -0.1 |
| STB Wealth Partners Co., Ltd. | Yen 155 mil. | Consulting | 100 | (100) | **-0.0** | ---------- | ---------- |
| Sumishin Business Service Co., Ltd. | Yen 80 mil. | Agency services/temporary staffing/ training services | 100 | (100) | **-0.0** | 0.1 | -0.1 |
| STB Investment Corporation | Yen 35 mil. | Venture capital | 100 | (100) | **0.0** | 0.0 | -0.0 |
| Japan TA Solution, Ltd. | Yen 2,005 mil. | Development and management of systems/ operations of entrusted data processing | 80 | (80) | **-0.2** | -0.6 | 0.3 |
| Sumishin Matsushita Financial Services Co., Ltd. | Yen 20,520 mil. | General leasing/credit cards | 66 | (66) | **3.0** | ---------- | ---------- |
| Sumishin Life Card Co., Ltd. | Yen 200 mil. | Credit cards | 51 | (51) | **-0.0** | ---------- | ---------- |
| Sumishin Card Co., Ltd. | Yen 50 mil. | Credit cards | 95 | (50) | **0.1** | 0.0 | 0.0 |
| Sumishin Information Service Co., Ltd. | Yen 100 mil. | Information technology/ commissioned accounting operation | 100 | (35) | **0.2** | 0.0 | 0.1 |
| STB Asset Management Co., Ltd. | Yen 300 mil. | Asset management | 100 | (30) | **0.2** | 0.1 | 0.0 |
| STB Research Institute Co., Ltd. | Yen 300 mil. | Research and consulting/asset management | 100 | (29.8) | **-0.1** | -0.1 | -0.0 |
| Sumishin Realty Co., Ltd. | Yen 300 mil. | Residential brokerage | 100 | (5) | **0.5** | 0.1 | 0.3 |
| The Sumitomo Trust Finance (H.K.) Ltd. | USD 45 mil. | Banking and security services | 100 | (100) | **0.1** | 0.0 | 0.0 |
| Sumitomo Trust and Banking (Luxembourg) S.A. | USD 30 mil. | Banking, security, and trust services | 100 | (100) | **0.0** | 0.0 | 0.0 |
| STB Preferred Capital (Cayman) Ltd. | Yen 85,000 mil. | Finance services (preferred stock) | 100 | (100) | **1.2** | 1.2 | -0.0 |
| Sumitomo Trust and Banking Co. (U.S.A.) | USD 56 mil. | Banking and trust services | 100 | (100) | **0.5** | 0.3 | 0.1 |
| STB Consulting (China) Co., Ltd. | Yen 50 mil. | Consulting | 100 | (100) | **0.0** | ---------- | ---------- |
| (Affiliates) | | | | | | | |
| Japan Pension Operation Service, Ltd. | Yen 1,500 mil. | Pension plan administration services | 50 | (50) | **-0.1** | ---------- | ---------- |
| BUSINEXT CORPORATION | Yen 4,000 mil. | Finance services | 40 | (40) | **1.6** | 0.1 | 1.4 |
| Human Resource Management & Consulting Co., Ltd. | Yen 519 mil. | Employees data administration | 38.9 | (38.9) | **0.0** | -0.0 | 0.0 |
| Top REIT Asset Management Co., Ltd. | Yen 300 mil. | Investment company (Asset management) | 38 | (38) | **-0.0** | ---------- | ---------- |
| Japan Trustee Services Bank, Ltd. | Yen 51,000 mil. | Trust and banking | 33.3 | (33.3) | **0.3** | 0.8 | -0.5 |
| Japan Trustee Information Systems, Ltd. | Yen 300 mil. | Information technology/ commissioned accounting operation | 33.3 | (5) | **0.0** | 0.0 | 0.0 |
| STB Leasing Co., Ltd. | Yen 5,064 mil. | General leasing | 30.0 | (4.9) | **1.6** | 1.6 | -0.0 |